Mail Stop 4561

March 27, 2008

Mr. Joseph H. Moglia
Chief Executive Officer and Director
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

> **Re: TD AMERITRADE Holding Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 11/26/07**
> **File No. 000-49992**

Dear Mr. Moglia:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your response. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2007

Note 19 – Condensed Financial Information (Parent Company Only), page 71

1.   You disclose on pages 39 and 58 that your obligations under some of your financings are guaranteed by certain of your subsidiaries. We also note that you have included condensed financial information for the parent only. Please tell us what consideration you gave to the requirements of Rule 3-10 of Regulation S-X regarding these guarantees.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief